EXHIBIT 99.1

Evaxion raises $7.2 million, extending cash runway to second half of 2027

  Gross proceeds from sales of shares amounting to $4.5 million and exercise of warrants providing a further $2.7 million
  Total gross inflow of cash of $14.7 million since the end of the second quarter 2025
  Evaxion now has cash on hand to fund its operations and R&D programs into the second half of 2027
  The exercises have reduced the number of outstanding warrants to purchase Evaxion American Depositary Shares (ADSs) by 1.0 million

COPENHAGEN, Denmark, October 30, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has strengthened its financial position through different capital markets activities. As a result, Evaxion now has cash on hand to fund its operations and R&D programs into the second half of 2027, extended from first half of 2027.

In total, Evaxion has raised $7.2 million in recent weeks, with $4.5 million coming from sale of shares in an at-the-market (ATM) offering and $2.7 million coming from exercise of investor warrants.

The proceeds strengthens both Evaxion’s cash position and equity and follows the influx of $7.5 million paid by MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) when licensing vaccine candidate EVX-B3 in September 2025.

“We are pleased to have bolstered our cash position thereby extending our runway into the second half of 2027, allowing us to fully focus on executing on our strategy and plans,” says Thomas Schmidt, CFO of Evaxion.

The recent exercises of investor warrants have reduced the number of outstanding warrants to purchase Evaxion ADSs by 1.0 million. The total number of outstanding warrants is now 2.8 million, including employee warrants, with a weighted average exercise price of $10.94.

Evaxion expects to accumulate an operational cash spend of $14 million in 2025. By the end of the second quarter 2025, Evaxion had cash at hand of $14.7 million. We have since had a gross inflow of cash of $14.7 million as mentioned above.

Evaxion had debt of $9.2 million by the end of the second quarter 2025. The debt was reduced by $4.1 million through a debt-to-equity conversion agreement with the European Investment Bank in July 2025, also bolstering Evaxion’s equity.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.